Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

        (Dollars in thousands)

	Three Months Ended March 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	For the Period May 10, 2005 (inception) through December 31, 2005
Add:
Consolidated pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$14,257	$(5,709)	$14,121	$1,052
Fixed charges	23,955	98,321	42,675	2,664
Less:
Interest capitalized	—	1,163	494	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(28)	(132)	(75)	—

Earnings	$38,240	$91,581	$56,377	$3,716

Interest expense	$23,955	$97,458	$42,181	$2,664
Interest capitalized	—	1,163	494	—

Fixed charges	$23,955	$98,321	$42,675	$2,664

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend	1.59	(1)	1.32	1.39

(1)	Due to the registrant’s loss for the year ended December 31, 2007, the coverage ratio was less than 1.0 to 1.0. The registrant must generate additional earnings of $6,740 to achieve a coverage ratio of 1.0 to 1.0.